Exhibit 99
LETTER TO SHAREHOLDERS
After three years of twists and turns, we entered 2023 thinking the worst was behind us. That quickly changed when inflation continued and our loss severity trends kept rising. In addition, we experienced extreme weather and other political and macroeconomic trends that made us rethink the plans we had in place going into the year. We were faced with many challenges and, every time we tackled one, another one reared its ugly head. It was these factors that led me to choose “uncertainty” as the theme for this annual report. I know that it is not the most positive word, but it just seemed to ring so true to define the year. And, in true Progressive fashion, we embraced the uncertainty and did what we do best and faced the challenges head on. We ended 2023 in a much better place than when the year began. Needless to say, proud isn’t a big enough word to describe what we were able to accomplish during the year.
We ended 2023 with a combined ratio (CR) of 94.9, which was better than our profitability goal of achieving an aggregate calendar-year CR at or below a 96.0. This achievement was a herculean effort by the entire organization especially since our CR was 99.7 through the first six months of the year.
In addition to beating our profitability target, we grew net premiums written (NPW) 20% to end the year with $61.6 billion of NPW, which is $10.5 billion more than 2022 and about the size of the 8th largest private passenger auto insurance carrier. This was a tremendous accomplishment since we intentionally took action to slow new business growth to ensure we met our profitability goal. During the year, we pulled back on our media spend and took other rate and non-rate actions. These results are a tribute to what you can achieve with the right people and culture. The most exciting part is that we believe that our runway continues to be bright and that we are well positioned for excellent growth in 2024.
Because the year did not originally unfold as we anticipated, we decided to double-down on our internal communications so that our employees would understand the multiple external dynamics that we were dealing with and we could give them some details around all aspects of the business and, most importantly, their individual roles in helping to turn things around. Each month, a member of my direct reporting team, along with someone from their business area, produced a short and concise video where they would, in plain English, describe the financial results for the month, the most significant items that were impacting their business area, and the actions that were being taken to address those items so that all of us, in the end, could take ownership for the results. These videos brought us closer together, in a hybrid world, and we believe they were one of the factors that helped us realize success during the year. I’ve always found that being a part of something bigger than myself, and knowing exactly what contributions I could personally make in each role that I had, made ultimate success all the sweeter.
I’ve shared different ways that I have endeavored to create and nurture a culture that reduces hierarchy and increases transparency. At the start of the pandemic, I created “At Home with Tricia” videos to keep employees connected and during Progressive’s 85th anniversary year in 2022, I enjoyed lunch with hundreds of people either in person or virtually. In the latter part of 2023, with a lot of help from our incredible internal communications department, we recorded monthly videos we call “Tricia in 2.” During these two-minute videos, I showcase a piece of art from our incredible collection and then quickly answer one personal and one business question submitted by our employees. Despite the brevity of the videos, I have received many notes from people who tell me how they find them valuable.
These “softer” ways to communicate may not seem to add value if you are looking from the outside in, but I guarantee you that having open access to leadership and knowing where you fit in within a large company are very important aspects of how we measure our success.
NO AMBIGUITY (at least of what we needed to do)
Regardless of how the majority of the year unfolded, because we have such a long-standing goal of achieving our profitability goal of a CR at or below a 96, there was a substantial amount of certainty of what we needed to do to accomplish that goal and that we would, as always, work in a synchronized fashion to do so. We did that and more and are enthusiastically heading into 2024 with both intensity and excitement.

All three of our segments earned an underwriting profit in 2023. Our Personal and Commercial Lines businesses earned a profit margin of 6.2% and 1.2%, respectively. After a rough start, our Property business earned a profit margin of 1.1% and, while still not at our target, a great improvement over the prior year.
Our NPW growth was incredible across all segments but especially in Personal Lines and Property. Personal Lines and Property grew NPW 24% and 18% over last year, respectively. Commercial Lines had NPW growth of 8%. Our Commercial Lines business was challenged a bit with both growth and profit, but we all agree that we are well positioned to take advantage of opportunities for profitable growth in 2024. The rates we took during 2023 will start to truly earn at a quicker clip in 2024 based on our 12-month policy renewal cadence. In our Property business, we continued to make progress to reduce our exposure in volatile weather states and grow in those states that typically have less weather-related volatility.
As we did last year in Personal Lines, we started 2023 pretty aggressively and put the pedal to the metal for growth. Quickly, we realized that we needed to brush off our playbook, and then some, to slow growth and focus on profitability. While it takes the efforts of the entire organization to achieve our goals, I will say that our media team has shown so much flexibility and solidarity over the past several years that I owe them some special recognition. My hope is that they will be able to spend this year’s budget without any cutback, and I trust they will do so efficiently.
As we have in the past years, we sought out additional rate in order to get closer to our objectives. For the full year of 2022, we increased personal auto rates 13% after prior years of rate increases based on rising severity trends. That was no different in 2023 and we ended the year with personal auto rate increases of 19%, some of which still needs to earn into our book. We still have a number of states where we need rate and will continue to manage that throughout the year since we strive to meet our targets in each state and do not expect any state to subsidize another.
In addition to rate, we focused on expenses and leveraging non-rate actions in order to exceed our goals. Our product and pricing teams are second to none and we could not have achieved this without their speed and dedication.
In 2023, our investment portfolio saw a return of 6.3%. We continued to see swings in market sentiment and volatility throughout the year, but a market rally in November and December drove both our fixed-income and equity returns higher. At year-end 2023, our fixed-income portfolio return was 5.4%, as a higher portfolio yield and tighter credit spreads drove strong portfolio performance. As market consensus moved towards a soft landing rather than a recession, equity returns increased significantly with our equity portfolio producing a 26.7% return. We maintained a conservative allocation throughout the year and continued to reduce risks related to commercial real estate securities. In the fourth quarter 2023, we raised our duration back up to 3.0 years to take advantage of higher yields in the market. As we head towards 2024 and beyond, we believe that Progressive has an opportunity to continue to generate capital from both our operating business and investment portfolio.
As we continued to experience the effects of inflation on both our operating and investing sectors of our business in 2023, we maintained a conservative approach to our capital. We limited our share repurchase activity to mainly offset dilution from employee equity grants. In addition, we declared a $0.75 per common share annual-variable dividend for 2023, which was lower than the annual-variable dividends we had paid historically, which averaged $2.15 for the five years prior to 2023. We also maintained our investment portfolio with a more defensive posture that included a greater allocation to U.S. Treasuries. In addition, we issued $500 million of corporate bonds in 2023 to provide us with an extra cushion of capital as we navigated this volatility. We feel this conservative approach was well received by our stakeholders and we are pleased that we have been able to maintain our high investment-grade bond ratings. As we enter 2024, we feel very comfortable with our capital position and believe it will provide us the foundation to significantly grow in the future. With our debt-to-total capital ratio ending the year at 25.4% and the significant capital generation we saw in the fourth quarter 2023, we believe that we are in a great place to find growth opportunities in all areas of our business.
Overall, even with the continued uncertainty that we have encountered during these last several years, we have our eye on the ultimate goal of achieving our Vision and always with the caveat of doing so in the right way with our values and culture underpinning all that we do.

OUR FOUR CORNERSTONES
You are all familiar with our four cornerstones – who we are, why we are here, where we are headed, and how we will get there – as the construct Progressive uses to think about having a competitive advantage. We start with our five Core Values that clearly outline who we are. Next is our Purpose, which helps to provide clarity around why Progressive exists and the role we play within Progressive, society, and our communities. The third cornerstone is our Vision that provides us guidance to help us make the right investments to achieve our ultimate goal of becoming a Destination company. Lastly, and the more tactical of all the cornerstones, is Strategy, which is supported by our four strategic pillars that have been our resolute approach to making sure we invest in the most critical elements of People and Culture, Broad Needs of our Customers, our Leading Brand, and having Competitive Prices.
CORE VALUES > These values, which remain unchanged and continue to serve as the foundation for our culture are Integrity, Golden Rule, Objectives, Excellence, and Profit.
PURPOSE > Our Purpose statement is “We exist to help people move forward and live fully.” One can easily insert employee, customer, community, independent agent partners, etc. in the place of people because it is really all about every constituent and we know they all have different needs. This statement provides that flexibility. I have added more details at the end of the letter regarding this very exciting initiative.
VISION > Our Vision is to “Become consumers’, agents’, and business owners’ #1 destination for insurance and other financial needs.”
STRATEGY > Our strategic pillars serve as the foundation of how we will achieve our Vision and are discussed in more detail below.
People and Culture
We strongly feel that to achieve our Vision, we need to understand and anticipate the needs of our customers. For us, Diversity, Equity, and Inclusion (DEI) are business imperatives required to sustain our incredible business model. It’s this model, and especially our goal to grow as fast as we can subject to meeting our profit target and our ability to provide high-quality customer service, which generates additional career opportunities for all of us. We continually focus on a culture that empowers everyone to learn, grow, and reach toward their career aspirations.
In a period when much has been written and said about what diversity, equity, and inclusion mean, I thought it important to start this year by sharing how we define diversity, equity, and inclusion at Progressive:
•Diversity is what makes us unique, and we recognize that these differences influence how we work with each other and our customers.
•Equity is treating people fairly and ensuring that we all have access to the resources and opportunities that help us learn, grow, and be successful. Equity means that we meet people where they are to help them get to where they want to go.
•Inclusion is our daily commitment to make the people around us feel valued, welcomed, and respected for who they are as individuals.
We’ve shared these definitions with our employees to help focus our work together, and they are the framework for our ongoing objectives and efforts.
Our four Diversity, Equity, and Inclusion objectives remain as follows:
•Reflect the customers we serve.
•Leadership reflects the people they lead.
•Maintain a fair and inclusive work environment.
•Contribute to our communities.
I will briefly describe our efforts of each objective below.
After multiple years of significant growth and hiring, the gender and racial demographics of our workforce are closely aligned with the U.S. adult population. As I have stated on many occasions, there’s obviously more to diversity than just gender and race, like diversity of thought and demographics, such as disability, ethnicity, religion, and veteran status, but these are the two demographic factors that we currently measure for all Progressive people. As we gain success, we will likely revise and outline other opportunities to continue to better understand the remarkable dimension of our people.
Aside from our companywide financial success, this also shows us that our recruiting and development efforts are working, but we recognize it will take an ongoing effort to continue to attract and retain a richly diverse workforce. We plan to do this by continuing to refine our recruiting and development efforts that have proven to be most successful over the past few years. We have made concerted efforts to invest in many programs to assist people with achieving the next step in their career goals. One example is our Analyst Boot Camp (ABC) where we support our people who have an interest in data analytics but aren’t sure how to get started on this path. I’m sharing just two of the many quotes from individuals who have gone through the boot camp to show you how critical we believe it is to identify talent and then take action to help talented individuals grow and achieve their aspirations.
Oscar, who is an ABC graduate and now a data engineer states:
“Thanks to ABC [Analyst Boot Camp], I am developing into the professional I’ve always aspired to be and at the same time it helped me find something I am passionate about and enjoy. I am eternally grateful for all of the people that support this program, for them believing in me from day one and for allowing me the opportunity to be part of the program. This program has changed my life in many ways and has helped me develop and grow into the professional I am today.”
And Cherie shares how pivotal ABC was at the exact right time in her career:
“I was at a point in my career where the desire for me personally to contribute was so strong and I had a need to satisfy that desire for more challenging work. I started from being a temporary employee to going to sales, to going to underwriting. The Analyst Boot Camp was pivotal in getting to a career direction decision. I felt like it changed so much in my life in general. I get to be somewhere I love, with people that I actually like and actually do a job that I love. I do feel like I’m on a path to stay here forever. I feel like I have the options that are endless. I’m where I’m supposed to be. I found my people. I feel like I can retire now from Progressive. I feel like I’ll be here forever. I’ll probably be old and gray still running a query or something like that.”
Engagement is another crucial element of our success as evidenced from how we prevailed during another tumultuous year. Picture over 60,000 employees working tirelessly hand-in-glove in order to achieve our goals and you can get a sense of our strong “get it done” culture. When engaged people rise into leadership roles, they tend to inspire others to lead. I know that I have had countless mentoring sessions over the years sharing my leadership principles, successes, and mistakes that I have made to encourage others to consider leading. Sharing experiences gives leaders a better concept of the importance of serving others they lead, and our leaders pass on their experiences and insights every day to develop our future leaders.
One goal of our talent management and acquisition team is to remove any barriers candidates may face to accessing our jobs and any barriers we may face to accessing candidates, including any obstacles that could affect the representation of women and people of color in management. This is why, in 2020, we stated an aspiration to increase the representation of people of color in senior leadership positions. We did this to challenge ourselves to reach far and wide to attract diverse, highly qualified applicant pools when recruiting opportunities arose and to invest broadly in developing our internal talent. We are proud to say that this deliberate effort to increase the diversity of our candidate pools has been successful in attracting and developing incredible talent throughout our organization.
We will keep this momentum by remaining disciplined in our development of deep, diverse candidate pools through new and existing recruiting networks and internal talent. This year, our second cohort of aspiring leaders entered Progressive’s Multicultural Leadership Development Program (MLDP), which is open to every eligible employee at Progressive, across every demographic and business area. Building off both the MLDP brand and its past success, we developed this new program for emerging leaders and other high-potential employees. Participants in the first cohort completed leadership-development coursework and simulations, presented business cases, and more to build their capabilities for their first leadership role. By graduation, some had already interviewed for, and successfully obtained, roles as leaders.

We’re committed to creating an environment where all our people feel welcomed, valued, and respected. One key measure of success is participation in our Employee Resource Groups (ERG), which we have sponsored for over a decade. In fact, over the past several years, our ERG membership grew even faster than the accelerated rate of growth of our employee population. Membership in ERGs is broad and every ERG is open to every Progressive person with members of each ERG proudly reflecting both people who identify with the demographic focus of the ERG and the many others who join ERGs in order to learn from experiences and perspectives that might be different from their own.
We believe our ERGs and our outsized participation rates are a significant contributing factor to several people metrics at Progressive. We have learned over the past several years that our ERG members are more engaged, more likely to stay at Progressive, and more likely to apply for promotions.
To highlight the importance our longstanding ERG programs, I’d like to share a story from a woman who I have mentored, over the years, and I have really seen flourish. I have witnessed that happen even more rapidly as she got involved with our PAAN (Progressive African American Network) ERG. We now have lunch once a year to catch up and stay connected. Her time as the chair of our PAAN board is ending and I asked her to share with me her experiences.
These are Alana’s words and I believe that they speak for themselves:
Prior to handing over the PAAN chairperson’s torch to Janaul, I began to reflect on my time leading the PAAN ERG as the vice-chair and chair. I thought back on the many roles I have had here at Progressive and in life and none of them compared to this one.
I owe the momentum of my operational career to PAAN. Today I am a claims director and just eight years ago, I had earned my first operational leadership role as a supervisor in New Jersey. For that interview, I used many examples of my Ambassadorship with PAAN to demonstrate my leadership capabilities. If I am being completely transparent, this was at a time where DEI examples were not generally acceptable responses in operational role interviews. I then took a full year off to learn my operational role and then applied to be on the PAAN board. I moved up rather quickly on the board because the leaders in place recognized my drive and desire to inspire and lead. In 2020 earned the vice chair role and in 2022, the chair. I navigated through in-person, virtual and now hybrid work environments. I supported our employees during some very tragic experiences that struck our country, particularly those impacting the Black community. I was able to support our Executive and Senior leadership teams through some difficult conversations and communications. I was able to share stories of my journey and my failures in hopes to give strength to others. I was able to work with an amazing team of people who roll up their sleeves day and night to ensure that the PAAN brand is solid and makes our company proud.
I want to leave you with this: Many of us who work in this space do it because at our core, we want everyone to shine, and we understand the value in the content that is shared in all ERGs and the DEI group. This is not just something outside of our “day job” because this IS our day job, night job and weekend job. We live and breathe inclusion and use this stage to produce content to help others be the best version of themselves. We have an operational role and a DEI role – both are equal in impact. Both are necessary. Both are what makes Progressive…Progressive.
While it is more important for our employees to feel that they are working for a great company, it is always nice to be recognized by others as well. For a third consecutive year, Progressive was named a Gallup Exceptional Workplace. We also received accolades as Forbes® America’s Best Employers for Diversity® (#1), Fortune® Best Large Workplaces for Women (#10), People® Companies that Care (#31), Newsweek America’s Greatest Workplaces for Parents & Families (five stars), and TIME World’s Best Companies (#351), to name just a few of the dozens of workplace-related awards bestowed upon Progressive in 2023.
Another important measure of our fair and inclusive work environment is our record of pay equity. Our pay equity analysis shows that for Progressive employees with similar performance, experience, and job responsibilities, women earn one dollar for every dollar earned by men, and people of color earn one dollar for every dollar earned by their white co-workers.

To maintain a fair and inclusive environment, we believe that consistent communications and employee involvement are critical. To support this, we refreshed our approach to DEI awareness by revamping our annual Inclusion Week to become IQ: Inclusion QuarterlySM, which includes a day and a half of shorter-duration presentations and programs four times a year.
Also, as part of this DEI objective, we added a Low-Cost Plan (LCP) to our employee medical insurance offerings designed to increase participation and improve engagement in preventative health care among our lowest-paid employees. I am happy to report that as of the end of the year, just over 80% of employees with an annual salary of less than $50,000 are enrolled in one of the medical insurance plans that Progressive offers, with the majority in the LCP.
A final, and important, cultural initiative is our Chosen Name Program. In this program, we are allowing employees to use the first name that most appropriately represents them, rather than their legal name, on the majority of our internal platforms (e.g., email, video chats). The overwhelming response has been positive with many sharing that they no longer need to explain their name or feel embarrassed when meeting a fellow employee for the first time. This was meaningful to me, since my legal first name is Susan, yet I prefer to be called Tricia, which is short for my middle name, Patricia. It’s a long story…
With a few exceptions, we have concentrated our community support to causes that align with our business—simply put, vehicles and homes—in addition to causes that each individual employee wishes to support. We provide vehicles to veterans with our Keys to Progress® initiative, furnish homes for the homeless, and provide grants to small and minority-owned businesses. We also continued to fund donations, some through The Progressive Insurance Foundation, to the national organizations identified by our ERGs to help support the communities they represent.
During our 2023 Keys to Progress veteran vehicle giveaway events held on November 8, 2023, we were delighted to celebrate a major program milestone – the gifting of our 1,000th vehicle since the program’s inception in 2013. We’re proud to have helped veterans in all 50 states and D.C. over the years by providing transportation support through this program to individuals and veteran non-profit organizations. Whether a vehicle is needed to obtain employment, get to medical appointments, or take children to and from school, our goal is to improve the lives of those in the military who have served and sacrificed for our country and us. I’m including a few quotes from a vehicle recipient, a partner, and an employee that gives you a sense of how important this program is for all involved.
When expressing his appreciation for receiving a vehicle, 2023 program recipient Luis, from San Antonio, TX, shared that he’s immensely grateful for those who consistently stand by veterans during their transition to civilian life. “The journey is not easy,” he said, “but your unwavering support in various ways makes a significant difference.”
“This new minivan isn’t just a vehicle, it’s a symbol of the invaluable support that Progressive is extending to Warrior Canine Connection (WCC),” said Rick, the WCC executive director and founder. “With this addition, our team can enhance its reach, ensuring that we can safely and efficiently bring the comfort and companionship of man’s best friends to support veterans in need.”
Undoubtedly, Progressive people may enjoy gifting the vehicles as much as the veterans appreciate receiving them. This comment from Progressive manager Julie, who serves on the Keys to Progress program team, encapsulates how our employees feel about this program: “Being part of Keys to Progress allows me to honor and celebrate those who signed on that line to protect the rest of us, it’s one of the very best days at Progressive for me.”
In 2023, Progressive people supported two organizations focused on helping those who are homeless or at risk of being homeless: Humble Design and Family Promise.
In March 2023, Humble Design Cleveland celebrated its 200th home makeover since Progressive helped to bring their services to the Cleveland area. After setting up operations in northeast Ohio in July 2020, Humble Design, with the help of Progressive and community volunteers, has transformed 260 homes and served over 750 individuals.

Our own employee, Terri, shared her experience saying: “When you volunteer at Humble you actually SEE the difference you are making in the lives of their clients, and it is amazing to be a part of that. Helping families become whole and providing a beautiful space for them to heal, live fully and grow is priceless.”
I concur with her completely as my team and I participated in decorating a home for a family that lost everything in a fire and it was an amazing experience to help those in our Cleveland community.
In 2023, Progressive introduced Family Promise to employees countrywide as another way to help support people who are experiencing homelessness move forward in life. Family Promise is the nation’s leading nonprofit organization working to prevent and end family homelessness using a holistic approach that includes three key areas of focus: prevention and diversions services before families reach crisis, shelter when they become houseless, and stabilization programs once they secure housing. With 200+ Family Promise Affiliates across the country, we’ve expanded opportunities for Progressive’s 60,000+ employees to assist in addressing the homelessness crisis beyond our efforts with Humble Design in our Cleveland headquarters city.
For example, in November 2023, a team of Progressive employees volunteered at the Family Promise of Collin County, TX. They created Thanksgiving baskets, donated holiday decorations, and decked out the Affiliate’s Day Center with their donations. Progressive’s support meant a great deal to Family Promise of Collin County’s Executive Director who said: “This was the first time a large corporation volunteered at our Affiliate. The volunteers were local. They were awesome!”
The Progressive Insurance Foundation continued to increase employee participation for Name Your Cause® (NYC), an innovative giving program. With NYC, each Progressive employee can recommend an eligible charity of their choice receive a donation from the Foundation, which is estimated to be about $200 for 2023, without a required matching donation. Not only has this form of equitable giving driven praise from Progressive people, but it has further diversified our charitable portfolio and increased employee participation in the Foundation from about 10% to nearly 40%. There were more than 11,000 unique charities selected by our employees for their donations. I shared many wonderful stories in last year’s letter, and we saw the same incredible response this year. It’s a nice way to let our employees know that what’s important to them is important to leadership at Progressive.
We’ve gained considerable ground on our DEI objectives over the past few years, and we’re encouraged by this momentum, particularly in employee engagement through our ERGs, pay equity, and our increasingly diverse senior leadership ranks. We will continue to focus on diversity, equity, and inclusion to measure our culture and achieve our shared vision for the future, all while providing opportunities for everyone to advance.
Broad Needs of Our Customers
Our goal of becoming a destination company has us continuing to focus on providing our customers the flexibility to shop, purchase, and service digitally, over the phone, or in person through our independent agent channel. As our customers’ needs change, we seek to provide solutions and choice, instilling confidence in both product and price. We also strive to be able to provide products that will meet both their personal and business insurance needs throughout their lifetimes.
We look to meet the property insurance needs of our customers through our independent agency channel as well as our direct online HomeQuote Explorer® (HQX). This online option provides homeowners, condo, manufactured home, renters, and umbrella policies from Progressive and a network of unaffiliated carriers. The ability to buy online, not typical for homeowners’ insurance, was available through at least one carrier in 47 states and the District of Columbia at year end, making it an option for over 95% of consumers quoted.
In Commercial Lines, we continue to make progress on our strategy to meet the broader needs of small business owners. Since expanding our in-house agency and launching our online BusinessQuote Explorer® (BQX) in 2019, we have advanced our ability to meet the insurance needs of small business owners in this emerging channel through a partnership with 10 different carriers in both admitted and Excess & Surplus markets. Consumers can access four different products including general liability, professional liability, workers’ compensation, and our own manufactured business owners’ policy (BOP) product. In parallel to efforts to optimize our product breadth, we also continued to invest in efforts to streamline the customer experience. This included adding online buy capabilities for three additional product solutions in 2023 and launching our manufactured BOP product in six new states. At year-end 2023, our BOP product was available to small business owners in 44 states representing an estimated 70% of the commercial multi-peril market, through our in-house agency or over 20,000 independent agents. We also received regulatory approval in Florida and expect to begin writing with a select group of agents in early 2024.
One of our primary objectives is to be able to grow with each customer as their insurance needs change or evolve. We know that as customers acquire additional products with us, they tend to stay longer. While bundling our personal auto insurance with home or special lines products continues to be a focus for us, we also see an opportunity for customers to combine their personal and business insurance needs with Progressive. At the end of the year, about 30% of our Commercial Lines policyholders also had a Personal Lines policy with us.
Leading Brand
Our goal is to maintain a leading brand that is recognized for innovative offerings and supported by experiences that instill confidence. We are proud to say that we are now the #2 personal auto insurance carrier in the U.S. Our brand continues to motivate consumers to choose Progressive to help protect them when they need it most. Our iconic marketing campaign, Superstore, is on its 56th campaign, and our investment in Flo and her Squad continues to delight and attract our viewers everywhere. Flo’s character holds a strong place in hearts and minds, as demonstrated by her organic appearances in popular culture such as NBC’s Saturday Night Live, the Netflix movie Leo, and in an in-depth article in The New York Times to name a few. Thanks to our marketing partnership with the Barbie movie, our very own Flo and Jamie graced the pink carpet at the LA premiere of the film, along with stars such as Margot Robbie, Ryan Gosling, Nicki Minaj, and Dua Lipa. We co-marketed the film in one of our TV commercials, with Jamie attempting to keep secret his “new client” (who clearly appreciated knowing her Malibu dream house and convertible were protected by Progressive). This partnership came out of the gate with a marked improvement in our brand sentiment. This year it was Barbie’s world, and Progressive protected it. The longevity and continued performance of our Superstore campaign breaks industry norms and is a testament to our talented teams. Its success is something we are very proud of.
In addition to Flo and Superstore, we are investing in additional campaigns that resonate with new and different audiences. We like to believe that we have a competitive advantage in our storytelling, where we can introduce multiple story lines that keep our messaging fresh and attract new prospects to the Progressive brand. For example, our Dr. Rick campaign focuses on an accepted human truth that young homeowners start to transform into their parents when they buy a house. This campaign drives business growth and continues to be recognized for its insightfulness and creativity, earning two Golds and a Bronze at the London International Awards, a coveted Cannes Gold Lion, and a Gold Clio in 2023.
We continue to expand our campaign repertoire and are taking a more integrated approach to reach consumers in the right channel, at the right time, with a meaningful message. Our Replay campaign insight continues to deliver in its second season where we doubled down on our social and digital presence to reach football enthusiasts when and where they wanted to hear from us.
And lastly but importantly, we are staying true to our commitment to create marketing that authentically connects with diverse audiences and drives business results. In line with that commitment, we have broadened our reach beyond the general market with more diversity in our existing campaigns and the development of a new campaign airing on Spanish language TV that has showed strong early results and earned us a Best-in-Culture designation amongst Hispanic/Latinx audiences via the Association of National Advertiser’s CIIM (Cultural Insights and Impact Measure).
And we are not stopping there. We aspire to be the most loved insurance brand in America. We have been reflective about how we want to show up in the lives of our insureds and their communities for years to come. We see it as an honor and humble privilege to strive towards becoming a preferred choice within our communities to financially protect them. We are recognized by consumers for our innovation in the insurance category and as we look for new ways to unlock value and growth, and we are excited about our new brand strategies that will drive more and more love for our brand.
Competitive Prices
Competitive prices are imperative in order to grow in the very competitive markets that we serve. We have a three-prong approach to pursuing competitive prices across our product lines: leading price segmentation, accurate and efficient claims handling, and overall operational efficiency.

Leading price segmentation is a hallmark of Progressive and helps ensure our prices are competitive and adequate to achieve our combined ratio targets. Leading segmentation also means that if our rates are not the lowest in the marketplace, that we expect competitors with lower rates will struggle making money at those price levels, ultimately leading to competitors’ needing to raise their overall rate level to address the profit shortfall.
In our personal and commercial auto programs, we employ a “continuous product model delivery” approach to ensure we are always advancing the science of pricing segmentation and getting those advancements into the marketplace as soon as possible. During 2023, we upgraded new personal auto product models in 17 states representing about 25% of countrywide premium. In our commercial auto business, we did so in 19 states representing about 35% of countrywide commercial auto premium. In our Property business, we are at the front end of building the continuous product model delivery agility and upgraded a homeowners’ product model during 2023 in 14 states representing nearly 20% of countrywide premium. We expect the new model roll-out in Property to accelerate in 2024 and beyond.
Naturally, our primary function and largest expense is compensating customers for their losses and indemnifying third parties in accidents. Ensuring we do this as accurately as possible is essential to having competitive prices. Most changes in loss costs are driven by market-based factors such as the price of parts, labor, and used vehicles. That said, consistency in execution of our claims handling standards supports fair outcomes and costs that do not exceed the overall trends driven by the marketplace. Our claims organization continues to advance claim handling processes and deploy technological innovations capabilities to deliver consistency, fairness, and competitive costs. We also work hard to settle claims not only accurately, but efficiently. Our loss adjustment expense ratio for 2023 was down slightly versus 2022.
Our operational costs are primarily customer service, underwriting, and overhead, or “non-acquisition” related expenses. We view acquisition expenses, such as advertising and agent commissions, as expenses to optimize relative to growth aspirations. We seek to minimize non-acquisition and loss adjustment expenses, balanced with excellent customer service and a positive work environment and culture. In our Personal Lines segment, our non-acquisition expense ratio (NAER) for 2023 was up slightly versus 2022 driven predominantly by employee compensation. In our Commercial Lines business, our NAER was up 0.4 points due, in part, to continued significant investments in new products and systems, as well as employee compensation. In our Property business, NAER was up 1.3 points due to additional investments in underwriting and pricing functions in addition to employee compensation.
Our overall expense ratio for 2023 was down 1.2 points primarily reflecting significantly lower advertising costs. Underwriting profitability early in the year did not meet our targets and we consequently took many actions to address that, including cutting advertising spend in the second half by just over 50%, compared to our spend in the first half of 2023. For the year in total, advertising spend was down $433 million, or 1.4 points on the expense ratio.
We are excited to enter 2024 with adequate and competitive prices in most product and state combinations. We will continue to drive execution across the three prongs of segmentation, claims handling, and operational efficiency with the goal of maintaining or improving that competitiveness and meeting our CR targets.
A SENSE OF CERTAINTY AHEAD
In January of 2023, I started out by celebrating my 35th Progressive anniversary. It was a wonderful time to reflect on where we’ve been and where we are headed. We had a defined and cogent plan for the year ahead. We were all set with confidence and a solid strategy to execute our plan – enter uncertainty. The year turned out extraordinary, but not without a lot of sleepless nights (on the part of many). That said, these are always times when we excel and this year was no different.
I thought that I would wrap up the letter on a fun and uplifting note. In my letter last year, I announced our new purpose statement (see our Four Cornerstones section). This statement clearly conveys the role Progressive plays in society and is meant to better unify and guide our organization.
In 2023, we’ve taken steps to bring our purpose to life both within our walls and out in the world, because demonstrating our purpose is not about words, it’s about taking action. When done right, we’ll galvanize our employees to see a deeper meaning in our work. And consumers and customers will see Progressive set apart from other big insurance companies – our purpose serving as a manifestation of our culture, revealing the “secret sauce” that has long been felt by our people.
Our first order of business was to rally our people. In addition to socializing our purpose, we announced an exciting new employee benefit for our 60,000+ people: Volunteer Time Off (VTO). Through this program, our employees receive additional paid time to individually support a 501(c)(3) organization that’s meaningful to them. Paired with our Name Your Cause charitable giving program that I mentioned earlier, we’re not only helping our people to move forward, but we’re also propelling our communities ahead.
Our employees have been quick to connect with our new purpose. Recently in a companywide leadership town hall, Jeff, one of our Digital Designers, shared how his co-workers helped support him while his daughter faced a major health crisis: “I don’t know how everything got done without me, but I do know that I had so many people checking in on me during this time…and that meant everything.”
Our employees’ passion for these efforts also came through in the latest Engagement & Culture survey, where employees shared what they like most about working here:
“Coming to work every day with a clear purpose and being encouraged and supported to make that purpose count.”
“The newly added (VTO) Volunteer Time Off to volunteer with a favorite charity! It will help me refresh, re-energize and give back to the community.”
Outside our walls, we aim to build community resilience by promoting systemic equity in spaces that overlap with our business: on the road, in the home, and for business owners.
In developing our purpose, we talked a lot about what it is that we’re protecting. On the surface, it’s typically a car or a home—personal property. But often, these are more than just things itemized on a spreadsheet. It’s what you’ve worked and saved for, the things that can’t be replaced, the things that you’ll pass down to your children or use to build generational wealth. We are working on some exciting programs that are not yet ready for prime time but please stay tuned.
At the end of the day, we deal in financial matters, but we’re really protecting people’s individual stories and legacies, and there’s a lot of responsibility in that. A company of our scale cannot simply maximize profits; we have a responsibility to support the communities we serve and, in turn, serve the long-term interests of Progressive.
I’m thrilled about how we closed 2023 and even more delighted to begin 2024. We know there will be components of our business and external factors that we may not be immediately prepared for and also know that we have exercised that muscle so many times over the past four years that our reaction will be swift. That’s just who we are: sagacious, hard working, and focused.
Lastly, I want to thank each and every Progressive person who made this year successful, our partners, agents, and, most importantly, our customers whom we are so privileged to serve.
Stay well and be kind to others,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer